Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-198986 and 333-201677

Free Writing Prospectus dated February 3, 2015

Fantex, Inc.

On January 29, 2015, 95.7 The Game broadcasted an interview with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”), and Mohamed Sanu, the transcript of which is attached hereto as Annex A (the “Broadcast”). The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”) and the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers,” and, together with Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu and Fantex Series Alshon Jeffery, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering” and “Michael Brockers Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, 333-196437, 333-198986 and 333-201677, respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement” and the “Michael Brockers Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014 and the Mohamed Sanu Offering was completed on November 3, 2014. The Broadcast references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Broadcast or any other broadcasts published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Broadcast represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, 95.7 The Game unidentified speaker #3 references “tak[ing] athletes public” and buy[ing] stock in [Mohamed Sanu].” Unidentified speaker #2 references “invest[ing] in [Mohamed Sanu].” Mr. French references “[Mohamed Sanu’s] initial public offering” and “[taking  Mohamed Sanu] public.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”).  Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Brand Agreement effective as of January 9, 2015, by and among Michael Brockers, Brockers Marketing, LLC and the Company (the “Michael Brockers Brand Contract” and, together with the Vernon Davis Brand Contract, EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract and the Alshon Jeffery Brand Contract, the “Brand Contracts”).

•                  During the Broadcast, Mr. French references that “[the Company] acquired the future cash flow stream [of Mohamed Sanu],” “[the Company] bought 10% of what [Mohamed Sanu] makes in the future both on and off the field … his NFL playing contracts, endorsements, appearance fees, post career [income as a] broadcaster” and “[Mohamed Sanu’s] cash flow stream.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  During the Broadcast, Mr. French references that “as the athlete makes money, [the Company] make[s] money … It leads to greater brand income … all those things that make up [] a cash flow stream,” “[Fantex Series Mohamed Sanu] stock’s performed well … [a]nd we think that just goes along with his performance out on the field” and “[s]tocks go up … it’s all about perception and cash flow.” The Company clarifies that the performance or market price for a Tracking Stock depends on many factors and may not reflect the performance of the associated Brand Contract or Contract Party. An investment in a Tracking Stock is an investment in the Company. Holders of a Tracking Stock will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities. As a result, the market price of a Tracking Stock may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand.

•                  During the Broadcast, Mr. French references that “[the Company] completed the [Mohamed Sanu Offering] back [in] September, October.” Mr. French references that “we paid [Mohamed Sanu] $1.6 million” and “bought [Mohamed Sanu’s future cash flow stream] at [a] $16 million … value.” Mr. French references that “[Mohamed Sanu] has the potential to make about $30 million … on the field and off the field.” The Company clarifies that the Mohamed Sanu Registration Statement was declared effective by the SEC on October 27, 2014 and the Mohamed Sanu Offering closed on November 3, 2014, at which time trading began. The Company further clarifies that on November 3, 2014, as consideration for the acquired brand income (“ABI”) under the Mohamed Sanu Brand Contract, the Company paid Mohamed Sanu approximately $1.56 million (less $78,000 to be held in escrow until six months of consecutive payments due under the Mohamed Sanu Brand Contract have been timely delivered to the Company) less ABI due to the Company under the Mohamed Sanu Brand Contract for the period between May 14, 2014 and November 3, 2014. The Company further clarifies that, based on its discounted cash flow analysis, the Company estimated that Mohamed Sanu would earn approximately $29.0 million gross during his playing career without discounting to present value. A more detailed description of Mohamed Sanu’s estimated brand income is available in the Mohamed Sanu Registration Statement.

•                  During the Broadcast, Mr. French references that “[Vernon Davis] already paid out a dollar per share.” The Company clarifies that it declared a dividend of $0.70 per share of Fantex Vernon Davis, which the Company paid on August 18, 2014 to record holders of such shares at the close of business on August 15, 2014 The Company also declared a dividend of $0.30 per share of Fantex Vernon Davis, which the Company paid on November 26, 2014 to record holders of such shares at the close of business on November 25, 2014. A more detailed description of the Company’s dividend policy is available in the Registration Statements.

•                  During the Broadcast, Mr. French references that “[Fantex] started about three years ago [and] launched about 15 months ago” and “Fantex’s] first [client] was Vernon Davis, [the] first offering [Fantex] did [was] Fantex Vernon Davis.” The Company clarifies that it was incorporated in Delaware on September 14, 2012. The Company further clarifies that its first brand contract was that certain Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract”). On November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the initial public offering of the Fantex Series Arian Foster Convertible Tracking Stock (the “Arian Foster Offering”). Although the Company will continue to work with Arian Foster through his recovery and intends to continue with the Arian Foster Offering at an appropriate time in the future, the Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s and Michael Brockers’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast

MEDIA:	Radio Interview
STATION:	Radio — 95.7
DATE:	January 29, 2015
PROGRAM:	“95.7 The Game”
SUBJECT:	Fantex — Mohamed Sanu

Unidentified Speaker #1:

Here on the Game Chad, Joe and Lo, and very happy to welcome to the program out of Rutgers, Cincinnati Bengals wide receiver Mohamed Sanu.

Unidentified Speaker #2:

Mohamed Sanu.

Mohamed Sanu:

How are you all doing?

Unidentified Speaker #1:

Fantastic, there it is loud and clear my man. You know we had a chance to chat with your offensive coordinator Coach Hue Jackson yesterday.

Unidentified Speaker #2:

You forgot his name already [unintelligible].

Unidentified Speaker #1:

You talk about him all the time.

Unidentified Speaker #2:

But you know, cause he’s Colt 45 smooth. Before we even get started, I’m watching Sanu come over here, right.

Unidentified Speaker #1:

Yeah.

Unidentified Speaker #2:

But I’m thinking Obama walking. He got all these handlers like what’s going on. I’m mean dog gone, what’s going on. My man gotta [unintelligible], he got three guys. It’s good when see a brother got five white guys rolling around. What the hell is going on over in here?

Unidentified Speaker #1:

How many handlers you have back in the day?

Unidentified Speaker #2:

Man, one and that was me. Okay.

Unidentified Speaker #1:

You know Coach Jackson, Lo swears by the guy and I had a chance to meet him and I was just blown away by of how he communicates, the way that he speaks and I could tell that he commands respect. Lo’s been telling me about how guys respond to him, you’ve played for him and you also swear by him. Talk about Hue and what he means to you and what he brings to that Bengals team.

Mohamed Sanu, Cincinnati Bengals wide receiver:

Coach Jackson means a lot to me because he, he demands greatness out of you, each and every day, and he’s gonna get the best of you no matter what, no matter the situation. And he just knows how to you know get that great communication that wave length with his players and he knows how to build that relationship with them and we playing for a coach like that you know you’ll run through, you know a brick wall for him.

Unidentified Speaker #1:

From an offensive standpoint, I’ve heard he’s a great play caller, a great play designer. And how well does he put you guys in the position to succeed on the field?

Sanu:

You know, he puts in great positions to succeed on the field cause he has, you know plays built in where, you know, if you don’t have it this way, you know he could always change it and you know run it this way and when we have plays like that there’s nothing you can go wrong, you just gotta run the play, execute and you know let the play happen for itself.

Unidentified Speaker #3:

You and AJ got a good look at the New England secondary back in October if you we’re to pass along any advice to the Seattle receiving unit going into Sunday’s Super Bowl. What would it be going up against, you know guys like Browner and guys like Revis.

Sanu:

Well, we didn’t play against Browner cause he was out for the first four, but like Revis you just got to be really physical and you know be quick and savvy with him. So cause he’s very smart and you know a vet and he knows how to get his hands on you from what I remembering. You know other guys they do the same thing, you know they learn from each other, they’re a great secondary, great defense and you just gotta be really physical and get after them.

Unidentified Speaker #2:

When you look at going back kind of into Hue, when you look at a coach and you say a guy that demands respect and all the different things he brings intangibles, he brings to the game. Why is it that as a guy that you know physically that you could probably could take outside and take him to the wood shed probably beat him up physically, but how can a man put fear and respect in athletes. What is that about a coach? Certain coaches?

Sanu:

Is just demeanor, say you know the way he approaches the day and you know how he approaches the offense. And you know when he’s in the meeting room he, you just look at him and you think, you thinks he’s the President or you know I’m saying cause he steps in the meeting room and demands respect and everybody gives it to him when he’s up there talking and all eyes are on him. He’s walking back and forth, everybody’s following him and when he says, take this note everybody’s taking a note. So he’s just a, you know phenomenal coach and the way approaches us and the respect he gives us is, we give him ten times more the respect [unintelligible] backs up, he just a phenomenal dude, phenomenal coach.

Unidentified Speaker #1:

Talking with Cincinnati Bengals wide receiver Mohamed Sanu, so with Hue, with everything you guys have in Cincinnati you’ve been building well the last few years. It’s been a solid team in the regular season, but obviously you’re trying to get over that hump. So what’s going to be the key to start knocking out the playoff wins and take that next step as a team?

Sanu:

I think it’s a mindset when we get in the big stage in the playoff, you just have to have the mindset of knowing that you know we’re going to this game and we’re winning it no matter what. You know we gotta build around each other, play for each other and just go with there with the confidence that this is our game, it’s our turn and sometimes I feel like you know we don’t have at times.

Unidentified Speaker #1:

And so between the regular season cause I go back to two years ago against San Diego, you guys tore through everybody at home that regular season, you were winning by about 16 points a game at home. So is it, when it gets to the playoffs is there a different mindset that’s been set in for you guys.

Sanu:

I don’t know, I know sometimes you see where you know, everybody is in as upbeat, everybody is too focused, you know how you get too tight and you know situation can’t get too tight, you gotta be what you’ve been the whole year and be confident and loose and just go play football, you’ve been doing it for a very long time.

Unidentified Speaker #1:

When you look at Andy Dalton a guy that’s shown that he has big play capability, what is your advice and how do you as a receiver lock in and hone in to him and get him to be consistent and great in every game.

Sanu:

You just, you just have to have you know that confidence in each other, you just gotta you know, let him know like we got you and just go and do your thing. You’re great at it and you know what you’re doing and you’ve been doing it for years and you know, we know how we work together so let’s just go do our thing.

Unidentified Speaker #3:

Hey Mohamed, everyone talks about the Seahawks defense and how dominant it is, but you know this might the best Patriots defense that we’ve seen in a few years under Bill Belichick, they thumped you pretty good when you played them during the regular season. Through your eyes, what do you see that they do well defensively that may give the Seahawks some trouble.

Sanu:

They swarm to the ball and they get after you quick. You know they’re always five, six guys around the ball, you know they hit, they play physical and they’re very smart, smart defense. And they know, you know what’s coming, it seems like they know how to set up play calling and they know how to you know set up their scheme to where they only stop other teams playmakers, they do a great job of that.

Unidentified Speaker #3:

Alright, great stuff. Now you’re here representing Fantex which is a San Francisco based brand building company which helps take athletes public. I want to welcome in Buck French to the program and Buck, thanks for your time on the program. What can you tell us about Fantex?

Buck French, CEO & co-founder, Fantex:

You know, we’re excited to be working with Mo, he’s had a breakout season this year, you know when he got the number one job when AJ went down, he performed fantastic so we’re excited.

Unidentified Speaker #1:

Big numbers.

French:

Big numbers, I mean look he averaged 100 yards per game basically when he was in that situation if you play that out 16 games, right he would have had about 1500 yards so a lot of people kind of lose that concept cause he does play with another great receiver and so for us at Fantex, it’s an honor to work with him and we completed his initial public offering back September, October timeframe so stocks performed well. And we think that just goes along with his performance out on the field.

Unidentified Speaker #2:

Why don’t you tell the listeners, how it works and how do they get a ROI, return on their investment if I want to invest in this young man here cause I have a couple dollars in my pocket, should it be a wise investment, talk to me.

Unidentified Speaker #3:

You know when he says couple he means that literally, there are probably two dollars in the pocket.

French:

You know it is 12 bucks a share right now or somewhere in thereabouts. We, you know we acquired the future cash flow stream so we bought 10% of what Mo makes in the future both on and off the field, so his NFL playing contracts, endorsements, appearance fees, post career should become a broadcaster things of that nature. We paid him $1.6 million dollars for that 10% interest so, based on our estimates when we took him public we forecasted he has the potential to make about $30 million dollars on the field and off the field and we bought that at $16 million dollar value. So the opportunity is he performs as well or better than what we estimated and based on how he did this past year, you know he certainly has shown the potential to be a number one, number two wide receiver in the NFL.

Unidentified Speaker #2:

Wow, how many clients do you guys have?

French:

So our first one was Vernon Davis, first offering we did Fantex Vernon Davis.

Unidentified Speaker #2:

How is that working out for you?

Unidentified Speaker #3:

Hey, that’s not taking a hit.

French:

Stocks go up and ah you know it’s all about perception and cash flow. How’s he going to do?

Unidentified Speaker #2:

Stocks, they go up and down, they fluctuate.

French:

Hey, he’s already paid out a dollar per share, so you know, it’s yielding well.

Unidentified Speaker #3:

Absolutely.

Unidentified Speaker #1:

I’m sorry.

French:

That’s alright. So we’ve signed several other athletes and we’re excited to be working with Mo and helping him develop, you know, let people know who he really is.

Unidentified Speaker #3:

If you look at the numbers man, the career trajectory, your high receptions, yards, touchdowns last year, it’s gonna keep going up.

French:

And the thing that really fascinating Mo is, you know when he wasn’t in that one slot, he delivered, you know.

Unidentified Speaker #2:

No question.

French:

So that’s the…

Unidentified Speaker #3:

Go find the fantasy football guy.

Unidentified Speaker #2:

Big plays.

Unidentified Speaker #3:

Everybody was picking him up.

Unidentified Speaker #2:

So how do you all make money in this? Explain that process.

French:

So, really as the athlete, everyone’s interests are aligned as the athlete makes money, we make money, right. It leads to greater brand income it leads to greater trading all of those things that make up off of a cash flow stream. And so, our goal is to help him increase his cash flow stream, I can’t make him a better receiver on the field, he does that himself and works hard at that every day. What we can do is create opportunities so people get to know who he is and that ultimately we believe will lead to greater opportunities for him.

Unidentified Speaker #2:

Do you all have marketing as well behind this to push the brand out there, pushing them?

French:

You mentioned all the guys falling him around you know hopefully we do. You know, that’s all about getting him the opportunity to showcase not just what he does on the field but who he is as a person because he’s a very unique individual.

Unidentified Speaker #3:

I can see it in your eye, you’re going to put money him on, you’re going to buy stock in Sanu aren’t you?

Unidentified Speaker #2:

Oh yeah, I’m going…

Unidentified Speaker #3:

You’re in, you’re all in.

Unidentified Speaker #1:

He’s also trying to figure out what he would have been worth back in the day.

Unidentified Speaker #2:

Not much, you know, slim to none and none has left to building at least I keep it real. I already know where I’m at. If you’re a dump truck, be a dump truck. So anyways this company’s been around for, how long you guys been around?

French:

We started about three years ago, we launched about 15 months ago.

Unidentified Speaker #2:

And who’s the founder?

French:

I’m one of the co-founders Dave Beirne is the other co-founder and chairman.

Unidentified Speaker #2:

And where do people go if they want to grab, put some stock in this and want buy some. Where do they need to go?

French:

They go to Fantex.com, F-A-N-T-E-X dot com and they can check it all out there.

Unidentified Speaker #2:

Okay, maybe after this, maybe you should think about hiring me just because I’m pretty in the face and I’m slim in the waist.

French:

Might be a reason you’re on radio, I’m just saying.

Unidentified Speaker #3:

Wow, really?

French:

Just kidding.

[cross-talk]

Unidentified Speaker #1:

Alright, great stuff Buck French from Fantex and Mohamed Sanu, Mohamed good luck and we look forward to checking you next year on the field.

Sanu:

Thank you, I appreciate I look forward to it too.

Unidentified Speaker #1:

Alright, good stuff.

* * * * *